Exhibit 99.1

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

(An Indirect Wholly-Owned Subsidiary

of The PMI Group, Inc.)

Consolidated Financial Statements

For the years ended December 31, 2007, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of PMI Mortgage Insurance Ltd

We have audited the accompanying consolidated balance sheets of PMI Mortgage Insurance Ltd and subsidiaries (the “Company”, an indirect wholly-owned subsidiary of The PMI Group, Inc.) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PMI Mortgage Insurance Ltd and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Los Angeles, California
March 16, 2008

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2007	2006	2005
	(Dollars in thousands)
REVENUES
Premiums earned	$167,106	$148,751	$113,559
Net investment income	72,163	50,169	36,255
Net realized investment gains	189	3,001	202
Other income	2,159	597	1,240

Total revenues	241,617	202,518	151,256

LOSSES AND EXPENSES
Losses and loss adjustment expenses	77,500	36,253	3,577
Amortization of deferred policy acquisition costs	15,496	14,770	11,321
Other underwriting and operating expenses	33,179	29,377	26,897

Total losses and expenses	126,175	80,400	41,795

Income before income taxes and minority interest	115,442	122,118	109,461
Income taxes	34,907	36,341	31,276

Income before minority interest	80,535	85,777	78,185
Minority interest, net	912	1,949	1,990

NET INCOME	$79,623	$83,828	$76,195

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2007	2006
	(Dollars and shares in thousands)
ASSETS
Investments – available-for-sale, at fair value:
Fixed income securities	$1,182,179	$882,978
Equity securities – common	42,685	34,435

Total investments	1,224,864	917,413
Cash and cash equivalents	69,821	151,818
Related party receivables	443	2,424
Accrued investment income	18,467	13,934
Reinsurance receivables	1,188	7,787
Deferred policy acquisition costs	38,958	37,694
Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	4,325	2,454
Deferred tax assets	7,331	44
Other assets	25,081	4,843

Total assets	$1,390,478	$1,138,411

LIABILITIES
Reserve for losses and loss adjustment expenses	$65,060	$30,425
Unearned premiums	452,743	367,986
Reinsurance payables	6,092	8,053
Other liabilities and accrued expenses	15,449	11,173
Related party payables	12,052	6,319

Total liabilities	551,396	423,956

Commitments and contingencies (Notes 7 and 11)
Minority interest	5,622	16,297
SHAREHOLDER’S EQUITY
Ordinary shares – no par value; 327,800 shares issued and outstanding	263,980	263,980
Retained earnings	435,361	355,738
Accumulated other comprehensive income, net of deferred taxes	134,119	78,440

Total shareholder’s equity	833,460	698,158

Total liabilities and shareholder’s equity	$1,390,478	$1,138,411

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

	Comprehensive Income	Ordinary Shares			Accumulated Other Comprehensive Income
		Shares	Amount	Retained Earnings		Total
	(Dollars and shares in thousands)
BALANCE, JANUARY 1, 2005		210,800	$76,753	$195,715	$72,576	$345,044
Ordinary stock issued		55,000	40,332	—	—	40,332
Net income	$76,195	—	—	76,195	—	76,195
Change in unrealized gains on investments, net of deferred taxes of $960	2,240	—	—	—	2,240	2,240
Change in currency translation gains	(23,269)	—	—	—	(23,269)	(23,269)

Comprehensive income	$55,166

BALANCE, DECEMBER 31, 2005		265,800	117,085	271,910	51,547	440,542
Ordinary stock issued		62,000	45,892	—	—	45,892
Capital contributions from shareholder		—	101,003	—	—	101,003
Net income	$83,828	—	—	83,828	—	83,828
Change in unrealized gains on investments, net of deferred tax (benefit) of ($6,005)	(14,013)	—	—	—	(14,013)	(14,013)
Change in currency translation gains	40,906	—	—	—	40,906	40,906

Comprehensive income	$110,721

BALANCE, DECEMBER 31, 2006		327,800	263,980	355,738	78,440	698,158
Net income	$79,623	—	—	79,623	—	79,623
Change in unrealized gains on investments, net of deferred tax (benefit) of ($10,618)	(24,776)	—	—	—	(24,776)	(24,776)
Change in currency translation gains	80,455	—	—	—	80,455	80,455

Comprehensive income	$135,302

BALANCE, DECEMBER 31, 2007		327,800	$263,980	$435,361	$134,119	$833,460

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2007	2006	2005
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$79,623	$83,828	$76,195
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest, net	912	1,949	1,990
Net realized investment gains	(189)	(3,001)	(202)
Depreciation and amortization	3,610	2,713	3,041
Deferred income taxes	3,093	405	(1,817)
Policy acquisition costs incurred and deferred	(12,986)	(15,268)	(15,312)
Amortization of deferred policy acquisition costs	15,496	14,770	11,321
Changes in:
Accrued investment income	(2,881)	(4,435)	(1,501)
Related party receivables	2,119	(2,045)	2,627
Reinsurance receivables and prepaid premiums	4,415	(2,458)	(808)
Reinsurance recoverables	—	—	76
Reserve for losses and loss adjustment expenses	30,095	20,743	249
Unearned premiums	43,286	35,506	37,028
Related party payables	5,007	(1,241)	(92)
Other	(15,875)	165	11,155

Net cash provided by operating activities	155,725	131,631	123,950

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of fixed income securities	66,524	88,485	49,128
Proceeds from sales of equity securities – common stocks	2,803	8,751	3,044
Investment purchases:
Fixed income securities	(300,158)	(336,148)	(165,717)
Equity securities – common stocks	(2,607)	(8,813)	(4,065)
Net change in short-term investments	—	672	6,083
Capital expenditures and capitalized software, net of dispositions	(2,498)	(368)	(1,438)
Acquisition of minority interest of subsidiary	(13,429)	—	—

Net cash used in investing activities	(249,365)	(247,421)	(112,965)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	—	45,892	40,332
Capital contributions from shareholder	—	101,003	—
Proceeds from issuance of ordinary shares to minority interest holder	424	4,325	1,466

Net cash provided by financing activities	424	151,220	41,798

Effect of change in foreign currency translation on cash	11,219	15,676	(935)

Net (decrease) increase in cash and cash equivalents	(81,997)	51,106	51,848
Cash and cash equivalents at beginning of year	151,818	100,712	48,864

Cash and cash equivalents at end of year	$69,821	$151,818	$100,712

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid, net of refunds	$28,667	$37,820	$33,304

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND BUSINESS

PMI Mortgage Insurance Ltd (“PMI Ltd”) is a wholly-owned subsidiary of PMI Mortgage Insurance Australia (Holdings) Pty Limited (“PMI Holdings”) and was incorporated in Australia in 1965. The accompanying consolidated financial statements include the accounts of PMI Ltd, an Australian corporation, its wholly-owned subsidiary, Western Lenders Mortgage Insurance Company Ltd (“Western LMI”), and its majority owned subsidiary, Permanent LMI Pty Ltd (“Permanent LMI”). PMI Ltd and its subsidiary, are collectively referred to as the “Company”. All material intercompany transactions and balances have been eliminated in the consolidated financial statements. PMI Holdings is a wholly-owned subsidiary of PMI Mortgage Insurance Co. (“MIC”). The ultimate parent of MIC is The PMI Group, Inc. (“The PMI Group”), a United States domiciled corporation.

On March 16, 2007, PMI Ltd acquired the 49.9% remaining outstanding common shares of Western LMI from its minority shareholder. On June 30, 2007 Western LMI’s application to have its insurance license revoked was accepted. Application for the voluntary deregistration of Western LMI was lodged with the Australian Securities and Investments Commission on December 7, 2007, and approved on January 4, 2008.

The Company offers mortgage insurance in Australia and New Zealand. The Company is headquartered in Sydney, Australia, and has offices throughout Australia and New Zealand. PMI Ltd’s financial strength is rated “AA” by S&P and Fitch, and “Aa2” by Moody’s. Australian mortgage insurance, known as “lenders mortgage insurance”, or LMI, is characterized by single premiums and coverage of 100% of the loan amount. Lenders usually collect the single premium from a prospective borrower and remit the amount to the Company as the mortgage insurer. The Company recognizes earnings from its single premium policies in its consolidated financial statements over time in accordance with the expiration of risk. Premiums are partly refundable if the policy is canceled within the first year.

LMI covers the unpaid loan balance, plus selling costs and expenses, following the sale of the security property. Historically, loss severities have normally ranged from 20% to 30% of the original loan amount. In New Zealand, insurance coverage is predominantly “top cover”, where the total loss (including expenses) is paid up to a prescribed percentage of the original loan amount. Typical top cover in New Zealand ranges from 20% to 30% of the original loan amount.

The Company’s primary net insurance written includes direct insurance and insurance on loans underlying residential mortgage-backed securities (“RMBS”). RMBS transactions include insurance on seasoned portfolios comprised of prime credit quality loans that have loan-to-values often below 80%.

NOTE 2. SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the requirements of Article 7 of Regulation S-X of the U.S. Securities and Exchange Commission. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Risks and Uncertainties – The Company is dependent upon lenders and mortgage originators to provide mortgage loans to insure. In the event any of its largest customers choose to stop providing the Company with mortgage loans to insure, the Company’s ability to generate new insurance business could be adversely affected. The Company’s five largest customers generated 61%, 58% and 63% of its premiums earned in 2007, 2006 and 2005, respectively.

The Company is also dependent on having credit ratings which are satisfactory to its customers. A fall in credit rating may reduce the level of business inflows. The Company’s credit rating is partly dependent on the rating of MIC which provides explicit and implicit financial support to the Company.

The Company is subject to comprehensive regulation. These regulations are generally intended to protect policyholders, rather than to benefit investors. Although their scope varies, applicable laws and regulations grant broad powers to these supervisory agencies and officials to examine companies and to enforce rules or exercise discretion touching almost every significant aspect of the insurance business. The licensing of the Company’s insurance business, the review of its financial statements and periodic financial reporting, permissible investments and adherence to financial standards relating to regulatory capital, dividends to the Company and other criteria of solvency are all subject to detailed regulation.

The Company establishes loss reserves to recognize the liability of unpaid losses related to insured mortgages that are in default. These loss reserves are based upon the Company’s estimates of the claim rate and average claim amounts, as well as the estimated costs of settling claims. These estimates are regularly reviewed and updated using currently available information. Any adjustments due to positive or adverse developments, which may be material, resulting from these reviews would impact current reserve requirements. The Company’s reserves may not be adequate to cover ultimate loss development on incurred defaults. The Company’s consolidated financial condition, results of operations or cash flows could be seriously harmed if the Company’s reserve estimates are insufficient to cover the actual related claims paid and loss related expenses incurred.

Significant accounting policies are as follows:

Investments – The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value based on quoted market prices with unrealized gains and losses, net of deferred income taxes, accounted for as a component of accumulated other comprehensive income in shareholder’s equity. The Company evaluates its investments regularly to determine whether there are declines in value and whether such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and SEC Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. The fair value of a security below cost or amortized cost for consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment, a realized investment loss is recognized to the extent of the decline in fair value in the current period’s consolidated net income.

The Company’s short-term investments have maturities of greater than three and less than 12 months when purchased and are carried at fair value. Realized gains and losses on sales of investments are determined on a specific-identification basis. Net investment income consists primarily of interest and dividend income, net of investment expenses. Interest income and preferred stock dividends are recognized on an accrual basis. Dividend income on common stock is recognized on the date of declaration.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Policy Acquisition Costs – The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. Costs related to the issuance of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. SFAS No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS No. 60”), specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to earned premiums. All or predominately all of the policies written by the Company are single premium. The deferred costs related to single premium policies are adjusted as appropriate for policy cancellations to be consistent with the Company’s revenue recognition policy. The amortization estimates for each underwriting year are monitored regularly to reflect actual experience and any changes to persistency or loss development. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts, after considering investment income.

Leasehold Improvements, Equipment and Software – Leasehold improvements and equipment, including software, are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 2.5 to 10 years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.

Under the provisions of Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs incurred during the application development stage related to software developed for internal use purposes and for which it has no substantive plan to market externally. Capitalized costs are amortized at such time as the software is ready for its intended use on a straight-line basis over the estimated useful life of the asset, which is generally 2.5 years.

Intangible Assets – The Company capitalized certain fees incurred in relation to the acquisition of multi-year contracts with customers in the first quarter of 2007. The Company amortizes these intangible assets into operating expenses, using the expected earnings patterns of the underlying books of insurance business to which the contracts are related. As of December 31, 2007, the gross carrying amount of $20.8 million and accumulated amortization of $0.8 million of these intangible assets is included in other assets. The Company recorded $0.8 million of amortization expense related to these intangible assets in 2007; it is estimated that this will increase to $2.5 million, $3.8 million, $4.3 million, $3.5 million and $2.5 million in the years ended December 31, 2008 through 2012, respectively.

Reserve for Losses and Loss Adjustment Expenses – The reserve for losses and loss adjustment expenses (“LAE”) is the estimated claim settlement costs on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. The Company’s master policies define “default” as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, however, the master policies require an insured to notify the Company of a default within 14 days of the end of the month when the total amount due is unpaid and in arrears by more than ninety days. For reporting and internal tracking purposes, the Company does not consider a loan to be in default until it has been delinquent for two consecutive monthly payments.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to reserves for losses and LAE. Consistent with industry accounting practice, the Company considers its mortgage insurance policies as short-duration contracts and, accordingly, does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis when insured loans are identified as currently in default using estimated claim rates and average claim amounts for each report year, net of salvage recoverable. The Company also establishes loss reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period using estimated claim rates and claim amounts applied to the estimated number of defaults not reported. The reserve levels as of the consolidated balance sheet date represent management’s best estimate of existing losses and LAE incurred. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known to the Company. Such adjustments, to the extent of increasing or decreasing loss reserves, are recognized in current period’s consolidated results of operations.

Reinsurance – The Company uses reinsurance to reduce net risk in force and optimize capital allocation. The Company’s reinsurance agreements typically provide for excess of loss recovery of claim expenses from reinsurers, and reinsurance recoverables are recorded as an asset. The Company remains liable to its policyholders if the reinsurers are unable to satisfy their obligations under the agreements as with all reinsurance contracts. Reinsurance recoverables on loss estimates are based on the Company’s actuarial analysis of the applicable business. Amounts the Company will ultimately recover could differ materially from amounts recorded as reinsurance recoverables. Reinsurance transactions are recorded in accordance with the provisions of the reinsurance agreements and the accounting guidance provided in SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. Accordingly, management assesses, among other factors, risk transfer criteria for all reinsurance agreements.

Revenue Recognition – Mortgage guarantee insurance policies are contracts that are generally non-cancelable by the insurer and provide payment of premiums on a monthly, annual or single basis. Primary mortgage insurance premiums written on policies covering more than one year are referred to as single premiums. A portion of revenue on single premiums is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the expected emergence of risk of each policy, a range of eight to nine years. If single premium policies related to insured loans are canceled due to repayment by the borrower, and the premium is nonrefundable, then the remaining unearned premium related to each canceled policy is recognized to earned premiums upon notification of the cancellation. Unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premiums are estimates based on the actuarial analysis of the expiration of risk. The earnings pattern calculation is an estimation process and, accordingly, the Company reviews its premium earnings pattern for each policy acquisition year (“Book Year”) annually, and any adjustments to the estimates are reflected for each Book Year as appropriate.

Revenues are recognized net of the amount of Goods and Services Tax and stamp duties collected on behalf of, and forwarded to the relevant government revenue departments.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income Taxes – The Company is part of a consolidated tax group headed by PMI Holdings. Income taxes are allocated to the members of the group on a separate return basis, in accordance with the principles of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”).

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statement of operations.

The Company’s effective tax rate was 30.2%, 29.8%, and 28.6% for 2007, 2006, and 2005, respectively, compared to the Australian statutory rate of 30.0%. Differences are principally due to prior year adjustments.

Foreign Currency Translation – The Company’s consolidated financial statements have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Assets and liabilities denominated in non-U.S. dollar functional currencies are translated using the period-end spot exchange rates. Revenues and expenses are translated at monthly-average exchange rates. Gains and losses on currency remeasurement incurred by the Company represent the revaluation of assets and liabilities denominated in nonfunctional currency into the functional currency into the reporting currency. The effects of translating operations with a functional currency other than the reporting currency are reported as a component of accumulated other comprehensive income included in total shareholder’s equity. Foreign currency translation gains in accumulated other comprehensive income were $161.1 million as of December 31, 2007 compared with $80.7 million as of December 31, 2006.

Comprehensive Income – Comprehensive income includes net income, the change in foreign currency translation gains or losses, changes in unrealized gains and losses on available-for-sale investments, and the reclassification of realized gains and losses previously reported in comprehensive income, net of related tax effects.

Share-Based Compensation – The Company applies SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), for share-based payment transactions. SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated results of operations. The Company recognizes the fair value of share-based payments granted and unvested, including employee stock options and employee stock purchase plan shares as compensation expense in the consolidated results of operations. Compensation expense allocated to the Company by The PMI Group in 2007 and 2006 were $1.0 million and $0.7 million, respectively.

Reclassifications – Certain items in the prior corresponding period’s consolidated financial statements have been reclassified to conform to the current period’s consolidated financial statement presentation. Certain items in the consolidated statements of cash flows for the years ended December 31, 2006 and 2005 were reclassified to reflect the effect of foreign currency exchange rate changes on cash and cash equivalents. In the prior year presentations, the line item, foreign currency translation adjustment increase (decrease), reflected the exchange rate effect on all the balance sheet items.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 3. NEW ACCOUNTING STANDARDS

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51 (“SFAS No. 160”) which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is still evaluating the impact of SFAS No. 160 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141R”) which requires an entity that obtains control of one or more businesses in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the Statement. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141R is not currently expected to significantly impact the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements (“SFAS No. 157”), and No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect SFAS No. 159 to significantly impact its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect SFAS No. 157 to significantly impact its consolidated financial statements.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. The Company did not recognize any adjustment to retained earnings as a result of the implementation.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 4. INVESTMENTS

Fair Values and Gross Unrealized Gains and Losses on Investments – The cost or amortized cost, estimated fair value, and gross unrealized gains and losses on investments are shown in the table below:

	Cost or Amortized Cost	Gross Unrealized
		Gains	(Losses)	Fair Value
	(Dollars in thousands)
December 31, 2007
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$501,397	$—	$(21,491)	$479,906
Corporate bonds	736,193	58	(33,978)	702,273

Total fixed income securities	1,237,590	58	(55,469)	1,182,179
Equity securities – common stocks	25,858	16,980	(153)	42,685

Total investments	$1,263,448	$17,038	$(55,622)	$1,224,864

	Cost or Amortized Cost	Gross Unrealized
		Gains	(Losses)	Fair Value
	(Dollars in thousands)
December 31, 2006
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$380,957	$—	$(7,163)	$373,794
Corporate bonds	516,457	99	(7,372)	509,184

Total fixed income securities	897,414	99	(14,535)	882,978
Equity securities – common stocks	23,189	11,256	(10)	34,435

Total investments	$920,603	$11,355	$(14,545)	$917,413

Scheduled Maturities – The following table sets forth the amortized cost and fair value of fixed income securities by contractual maturity at December 31, 2007:

	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$60,515	$60,081
Due after one year through five years	625,871	599,910
Due after five years through ten years	441,533	418,546
Due after ten years	109,671	103,642

Total fixed income securities	$1,237,590	$1,182,179

Actual maturities may differ from those scheduled as a result of calls or prepayments by the issuers prior to maturity.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Net Investment Income – Net investment income consists of:

	2007	2006	2005
	(Dollars in thousands)
Fixed income securities	$65,826	$44,780	$31,558
Equity securities – common stocks	1,462	1,204	1,183
Cash and cash equivalents	6,383	5,377	4,418

Investment income before expenses	73,671	51,361	37,159
Investment expenses	(1,508)	(1,192)	(904)

Net investment income	$72,163	$50,169	$36,255

Realized Investment Gains and Losses – Realized gains and losses on investments are composed of:
	2007	2006	2005
	(Dollars in thousands)
Fixed income securities:
Gross gains	$—	$123	$—
Gross losses	(130)	(30)	(302)

Net (losses) gains	(130)	93	(302)
Equity securities – common stocks:
Gross gains	359	$3,216	871
Gross losses	(40)	(308)	(367)

Net gains	319	2,908	504

Net realized investment gains before income taxes	189	3,001	202
Income taxes	57	900	60

Total net realized investment gains after income taxes	$132	$2,101	$142

Unrealized Investment Gains and Losses – The change in unrealized gains and losses net of deferred taxes consists of:
	2007	2006	2005
	(Dollars in thousands)
Total change in unrealized gains (losses) arising during the year, net of taxes	$(24,644)	$(11,912)	$2,382
Less: realized investment gains, net of income taxes	(132)	(2,101)	(142)

Change in unrealized gains (losses) arising during the year, net of deferred tax (benefit) expense of $(10,618), $(6,005), and $960 respectively	$(24,776)	$(14,013)	$2,240

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Aging of Unrealized Losses – The following table shows the gross unrealized losses and fair value of the Company’s investments, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2007.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
December 31, 2007
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$172,513	$(6,760)	$307,396	$(14,731)	$479,909	$(21,491)
Corporate bonds	260,584	(11,849)	413,767	(22,129)	674,351	(33,978)

Total fixed income securities	433,097	(18,609)	721,163	(36,860)	1,154,260	(55,469)
Equity securities – common stocks	1,572	(153)	—	—	1,572	(153)

Total	$434,669	$(18,762)	$721,163	$(36,860)	$1,155,832	$(55,622)

December 31, 2006
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$366,612	$(6,792)	$7,190	$(371)	$373,802	$(7,163)
Corporate bonds	466,160	(6,840)	23,044	(532)	489,204	(7,372)

Total fixed income securities	832,772	(13,632)	30,234	(903)	863,006	(14,535)
Equity securities – common stocks	397	(10)	—	—	397	(10)

Total	$833,169	$(13,642)	$30,234	$(903)	$863,403	$(14,545)

Unrealized losses on fixed income securities were primarily due to interest rate fluctuations during the year and the securities are not considered to be other-than-temporarily impaired as the Company has the intent and ability to hold such investments until they recover in value or mature. The Company determined that the decline in the market value of certain equity securities in its investment portfolio met the definition of other-than-temporary impairment and recognized realized losses of an insignificant amount in 2007, and $0.4 million in 2006 and 2005.

Investment Concentrations and Other Items – The Company maintains a diversified portfolio principally of fixed income securities. The following entities represent the largest concentrations in the portfolio, expressed as a percentage of the fair value of the entire portfolio. Holdings that exceed 5% of the fixed income security portfolio at December 31, for the respective years, are presented below:

	2007		2006
	(Dollars in thousands)
Australian Commonwealth Government Bond	$141,520	11.6%	$120,068	13.6%
Queensland Treasury Corp. Bond	$94,914	7.7%	$83,029	9.4%
New South Wales Treasury Corp. Bond	$89,349	7.3%	$48,969	5.6%
Western Australian Treasury Corp. Bond	$75,214	6.1%	$67,147	7.6%
Victorian Treasury Corp. Bond	$70,744	5.8%	$47,119	5.3%

The Company also has bonds with restrictions on redemption deposited with the New Zealand Public Trust Office. The fair value of such bonds at December 31, 2007 and 2006 was $0.4 million and $0.3 million, respectively.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 5. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes deferred policy acquisition cost activity as of and for the years ended;

	2007	2006	2005
	(Dollars in thousands)
Balance at January 1,	$37,694	$35,562	$34,129
Policy acquisition costs incurred and deferred	12,986	15,268	15,312
Amortization of deferred policy acquisition costs	(15,496)	(14,770)	(11,321)
Foreign currency translation effect	3,774	1,634	(2,558)

Balance at December 31,	$38,958	$37,694	$35,562

Deferred policy acquisition costs are affected by qualifying costs that are deferred in the period and amortization of previously deferred costs in such period. In periods where there is significant growth in new business, the asset will generally increase because the amount of deferred acquisition costs incurred exceeds the amortization of previously deferred policy acquisition costs. Conversely, in periods where new business activity is declining, the asset will generally decrease because the amortization of previously deferred policy acquisition costs exceeds the amount of deferred acquisition costs incurred.

NOTE 6. LEASEHOLD IMPROVEMENTS, EQUIPMENT AND SOFTWARE

The following table sets forth the cost basis of, and accumulated depreciation and amortization for, leasehold improvements, equipment and software as of the years ended;

	2007	2006
	(Dollars in thousands)
Leasehold improvements	$2,366	$3,707
Furniture and equipment	2,535	2,570
Software	1,937	1,945

Leasehold improvements, equipment and software, at cost	6,838	8,222
Less accumulated depreciation and amortization	(2,513)	(5,768)

Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	$4,325	$2,454

Depreciation and amortization expense related to leasehold improvements, equipment and software totaled $1.0 million in 2007, $0.6 million in 2006 and $1.3 million in 2005. Capitalized costs associated with software developed for internal use were $1.6 million in 2007, $1.1 million in 2006 and $1.0 million in 2005.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 7. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes reserves for losses and LAE to recognize the estimated liability for potential losses and related loss expenses related to mortgages that are in default. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of the beginning and ending consolidated reserves for losses and LAE for each of the three years ended December 31:

	2007	2006	2005
	(Dollars in thousands)
Balance at January 1	$30,425	$7,526	$7,672
Reinsurance recoverables	—	—	(81)

Net balance at January 1,	30,425	7,526	7,591
Losses and LAE incurred, principally with respect to defaults occurring in:
Current year	47,612	28,236	8,445
Prior years	29,888	8,017	(4,868)

Total incurred	77,500	36,253	3,577
Losses and LAE payments, principally with respect to defaults occurring in:
Current year	(5,585)	(2,590)	(994)
Prior years	(41,819)	(12,920)	(2,258)

Total payments	(47,404)	(15,510)	(3,252)
Foreign currency translation effect	4,539	1,179	(390)
Transfer of insurance portfolio from PMI Indemnity Ltd	—	977	—

Net balance at December 31,	65,060	30,425	7,526
Reinsurance recoverables	—	—	—

Balance at December 31,	$65,060	$30,425	$7,526

The increase in losses and LAE incurred relating to prior years in 2007 and 2006 was primarily due to our reestimation of claim sizes and claim rates as a result of declines in regional home appreciation rates and interest rate increases. The reduction in losses and LAE incurred relating to prior years in 2005 was primarily due to favorable development of actual claim amounts and adjustments to ultimate claim rates due to the strong housing appreciation and overall economic conditions experienced in Australia over the period.

The increase in the reserves for losses and LAE at December 31, 2007 compared to December 31, 2006 and 2005 was primarily due to higher average claim sizes and claim rates and increases in the default inventory. Generally, it takes less than 12 months from the receipt of a default notice to result in a claim payment or for the default to cure.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The estimated fair value of the financial instruments indicated in the table below has been determined by available market information and appropriate valuation methodology. The carrying values of cash and cash equivalents and accrued investment income approximate their fair values primarily due to their liquidity and short-term nature.

	As of December 31, 2007		As of December 31, 2006
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Fixed income securities	$1,182,179	$1,182,179	$882,978	$882,978
Equity securities	$42,685	$42,685	$34,435	$34,435
Cash and cash equivalents	$69,821	$69,821	$151,818	$151,818
Accrued investment income	$18,467	$18,467	$13,934	$13,934

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Considerable judgment is required in interpreting market data to develop the estimates of fair value and, therefore, changes in the assumptions may have a material effect on the fair value estimates. A number of the Company’s other significant assets and liabilities, including deferred policy acquisition costs, reserves for loss and LAE, unearned premiums, reinsurance receivables and deferred income taxes are not considered financial instruments.

NOTE 9. REINSURANCE

The following table shows the effects of reinsurance on premiums written, premiums earned and losses and loss adjustment expenses of the Company’s operations for the years ended:

	Year ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Premiums written
Direct	$211,596	$159,086	$120,589
Assumed	6,509	28,403	37,325
Ceded	(7,711)	(3,232)	(6,876)

Net premiums written	$210,394	$184,257	$151,038

Premiums earned
Direct	$142,448	$115,947	$89,934
Assumed	32,680	36,347	29,526
Ceded	(8,022)	(3,543)	(5,901)

Net premiums earned	$167,106	$148,751	$113,559

Losses and loss adjustment expenses
Direct	$73,169	$34,775	$3,245
Assumed	4,332	1,478	371
Ceded	(1)	—	(39)

Net losses and loss adjustment expenses	$77,500	$36,253	$3,577

Ceded premiums comprise premiums paid to MIC for excess of loss reinsurance (see Note 14).

Assumed premiums comprise amounts relating to reinsurance contracts with a captive insurer affiliated with a mortgage originator. The Company reinsures policies assumed from the captive insurer on a quota share and excess of loss basis.

NOTE 10. INCOME TAXES

The components of income tax expense for the years ended December 31 are as follows:

	2007	2006	2005
	(Dollars in thousands)
Current	$31,907	$36,124	$33,124
Deferred	3,000	217	(1,848)

Total income taxes before minority interest	$34,907	$36,341	$31,276

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of the income tax expense for 2007 include a foreign provision for current tax expense of $3.0 million and a deferred tax expense of $0.2 million related to New Zealand. A reconciliation of the Australian statutory federal income tax rate to the effective tax rate reported on income before income taxes is shown in the following table:

	2007	2006	2005
Statutory federal income tax rate	30.0%	30.0%	30.0%
Other	0.2%	(0.2)%	(1.4)%

Effective income tax rate before minority interest	30.2%	29.8%	28.6%

The components of the deferred income tax assets and liabilities as of the years ended December 31 are as follows:

	2007	2006
	(Dollars in thousands)
Deferred tax assets
Other loss reserves	$—	$1,046
Accrued expenses	2,197	1,904
Unrealized net losses on fixed interest securities	16,620	4,325
Purchased interest and amortization	5,206	5,209
Reinsurance	—	95
Other	—	1

Total deferred tax assets	24,023	12,580

Deferred tax liabilities
Accrued income	5,655	4,165
Other loss reserves	814	—
Unrealized net gains on equity securities	4,489	3,067
Deferred policy acquisition costs	453	664
Unearned premium	3,821	4,631
Other	1,460	9

Total deferred tax liabilities	16,692	12,536

Net deferred tax asset	$7,331	$44

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

When incurred, the Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. During 2007 and 2006, the Company incurred no significant interest or penalties, and had no interest or penalties accrued.

The Company had no unrecognized tax benefits at December 31, 2007 and 2006.

The Company remains subject to examination in Australia from 2001 to present and in New Zealand from 2002 to present.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases certain office space and office equipment. Minimum rental payments under non-cancelable operating leases in the aggregate for the five years subsequent to 2007 are as follows:

Operating Leases
(Dollars in thousands)
Year ending December 31,
2008	$2,933
2009	2,413
2010	2,093
2011	1,826
2012	1,499
Thereafter	63

Total minimum lease payments	$10,827

Rent expense for all leases was $3.3 million for 2007, $2.7 million for 2006 and $2.6 million for 2005. As of December 31, 2007, the Company’s operating leases for office space had renewal options ranging between three and five years.

Contract Extensions – The Company entered into multi-year contracts with customers during 2007. Unless renegotiated or cancelled, contract extension at the customer’s option will require the Company to pay additional fees of $6.6 million in 2010 and 2011.

Legal Proceedings – Various legal actions are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 12. BENEFIT PLANS

Superannuation Plans – It is compulsory for superannuation contributions to be made by the Company to a regulated and complying superannuation fund for all Australian employees. The minimum required contribution, based on an employee’s salary, which is paid by the Company is 9% in 2007, 2006 and 2005. Employees may elect to pay additional contributions out of their salary. The default superannuation plan for Australian employees is the ING Corporate Super although employees may elect for the contributions relating to them to be paid into another plan. The Company has made superannuation payments on behalf of its employees of $2.3 million, $1.6 million and $1.4 million for 2007, 2006 and 2005, respectively.

In New Zealand all permanent employees are members of the PMI Mortgage Insurance Limited Superannuation Plan. Employer contributions are 8.06% of an employee’s salary.

The Company also pays salary continuance insurance premiums. Salary continuance insurance provides permanent employees payments in the event that an individual is unable to work due to disability following a non work-related accident or injury. Contractors are not covered under this benefit.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Employee Stock Purchase Plan – PMI Ltd’s employees participate in The PMI Group’s Employee Stock Purchase Plan (“ESPP”), which allows eligible employees to purchase The PMI Group’s common shares at a 15% discount to fair market value as determined by the plan. The ESPP offers participants the 15% discount to current fair market value or fair market value with a look-back provision of the lesser of the duration an employee has participated in the ESPP or two years.

Equity Incentive Plan – PMI Ltd’s employees participate in The PMI Group’s Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) which provides for awards of stock options subject to various restrictions and performance hurdles, entitling the recipient to receive cash or common stock in the future. Generally options are granted with an exercise price equal to the market value on the date of the grant, expire ten years from the grant and have a three year vesting period. The Company’s consolidated shareholder’s equity is not impacted by either of these plans as common shares are issued out of The PMI Group.

NOTE 13. STATUTORY ACCOUNTING

PMI Ltd and its insurance subsidiaries prepare financial statements for their regulator, the Australian Prudential Regulation Authority (“APRA”), in accordance with the accounting practices prescribed by the regulator, which is a comprehensive basis of accounting other than GAAP.

The Company’s APRA net income, capital base, minimum capital requirement, surplus and solvency ratio as of December 31 are as follows:

	2007	2006	2005
	(Dollars in thousands)
APRA net income	$80,300	$79,322	$79,694
APRA capital base	$997,260	$821,880	$546,590
APRA minimum capital requirement	$766,480	$593,358	$183,581
APRA surplus	$230,780	$228,522	$363,009
APRA solvency ratio	1.30	1.39	2.98

Under the insurance laws of Australia, mortgage insurers are required to establish a catastrophic risk charge defined as a 1 in 250 year event. The Company is required to maintain adequate capital to fund this charge in addition to normal insurance liabilities.

From January 1, 2006, the minimum calculation was altered significantly by APRA increasing the capital required by the Company. During the year the Company received capital injections from PMI Holdings. The Company continues to hold capital in excess of the minimum required by APRA.

The Company’s ability to pay dividends to PMI Holdings is restricted to the extent the payment of dividends causes the solvency ratio to drop below the level established by APRA.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 14. RELATED PARTY TRANSACTIONS

Related Party Receivables – As of December 31, 2007, related party receivables were $0.4 million, consisting of non interest bearing receivables due from the Australian Holding company. As of December 31, 2006, related party receivables were $2.4 million, consisting of non interest bearing receivables due from the Australian Holding company.

Related Party Payables – As of December 31, 2007, related party payables included $2.3 million of non interest bearing payables, due to U.S. based related entities. As of December 31, 2006, related party payables included $0.7 million of non interest bearing payables, due to U.S. based related entities. Additionally, non interest bearing income tax payables to the Australian Holding company were $9.8 million and $5.6 million as of December 31, 2007 and 2006, respectively.

Other Related Party Transactions – PMI Ltd has a capital support arrangement with The PMI Group. Under the capital support arrangement, the related Company has undertaken to ensure that PMI Ltd exceeds the minimum required level of regulatory capital. No fees were incurred related to this arrangement.

PMI Ltd has an excess of loss outward reinsurance arrangement with The PMI Group. Reinsurance premiums totaling $7.7 million, $3.2 million and $2.8 million were incurred during 2007, 2006 and 2005, respectively, in relation to this arrangement.

PMI Ltd had a management services agreement with PMI Indemnity Limited (“PMI Indemnity”), a related Company in Australia, under normal commercial terms and conditions. Under the agreement PMI Ltd managed all of the operational activities of PMI Indemnity. This agreement was discontinued in 2006 following the Company’s acquisition of PMI Indemnity’s mortgage insurance portfolio.

NOTE 15. PORTFOLIO TRANSFER AND CAPITAL MATTERS

On March 16, 2007, the Company acquired the 49.9% remaining outstanding common shares of Western LMI from its minority shareholder for a consideration of $13.4 million. The insurance related assets and liabilities of Western LMI were transferred to PMI Ltd at their fair value on May 1, 2007.

On May 4, 2007, Permanent LMI received $0.4 million of capital contributions from its minority interest holder to recapitalize Permanent LMI to a solvency level in excess of regulatory requirements; Permanent LMI issued 0.5 million shares in connection with this capital contribution.